Mail Stop 3720

February 15, 2006

I. Joseph Massoud
Chief Executive Officer
Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Second Floor
Westport, CT 06880

      Re: Compass Diversified Trust
               Amendment No. 1 to Form S-1
               Filed February 2, 2006
               File No. 333-130326

Dear Mr. Massoud:

      We have reviewed your amended registration statement and your response letter filed February 2, 2006, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form S-1

Prospectus Summary, page 1

1.   Include CGI in your organizational chart and indicate in the footnotes that Mr. Massoud does not control CGI.

2.   We note your response to prior comment 10 (and 85 and 86). We continue to believe it is important for investors to understand the total fees paid to the manager; therefore, disclose in the prospectus summary the pro forma total of the management fee and profit allocation if both had been in place as of December 31, 2005.

Risk Factors, page 14

3.   Include a separate subheading highlighting your various risk factors relating to your relationship with your manager.

4.   We note your response to prior comment 15; however, you have not included risk factor disclosure highlighting the board of directors' inability to control the level of compensation paid to the company's CEO Mr. Massoud. Please revise the appropriate risk factor to highlight.

Risks Related to Our Business and Structure, page 14

The terms of the stock purchase agreement with respect to our initial businesses…, page 22

5.   We note your response to prior comment 18. Although you have removed the words "CGI" and "Pharos," the risk factor still indicates that you consider certain terms of CGI's and Pharos' private placement purchase a potential risk. Tell us in your response letter why you consider the terms of the registration rights agreement a potential risk when each will be purchasing shares at the IPO price.

Defects in the products that Advanced Circuits produces for their customers,… page 36

6.   We note your response to prior comment 22. Your disclosure at page 146 still indicates that Advanced Circuits manufactures electronic components for use by customers in defense and biotechnology. In light of this disclosure, tell us in your response letter why you believe that Advanced Circuits does not have significant customers in fields with high potential for liability such as security and medical devices.

Condensed Combined Pro Forma Financial Statements, page 57

7.   We reiterate the question we raised in the first bullet in prior comment 33. We understand and do not disagree with the statement you make in the first paragraph following the bullet that "[t]he proposed transaction does not represent a reorganization by CGI of the initial businesses that CGI now controls as CGI will only be a minority shareholder in the trust following the transaction." This appears to be a result of how you chose to structure the transactions. It appears CGI could have reorganized the businesses under a holding company that would then have a public offering, resulting in CGI holding only a minority interest in the public company. Cash proceeds from the offering could have been transferred to CGI in the form of a dividend rather than being treated as purchase consideration. The result would be the same but there would not be a step-up in the historic carrying value of the assets and liabilities of the businesses.

- Consistent with your response to the first bullet appearing on page 19 of your letter, disclose that the manager paid $100,000 for its allocation interest in the company.
- Reference is made to your response in the penultimate paragraph on page 19 of your letter. Clearly disclose that CGI did not pay any cash consideration for its interest in Compass Group Management LLC. Also, disclose and explain to us how you will treat the value of the non-managing member interest in your purchase accounting.
- Tell us who controls CGI. If it is not the Compass Group, explain to us in detail why it does not control. You should discuss CGI's ability to terminate its relationship with the Compass Group.
- We note in the table on page 17 of your response that CGI will realize a gain on the sale of each of the businesses to the Company. If any employee of the manager or other related party will realize a bonus or fee from CGI in connection with the realization of the gains, you should clearly disclose this fact and advise us in detail.
- Tell us if CGI avoided paying the Compass Group any fees, profit allocations, or other payments as a result of the negotiated transactions.
- We await your supplemental information regarding the amount of the consideration Sostratus will pay for its interest in the manager. You should also disclose this information.

8.   We note your response to prior comment 36. Disclose the assumptions and the valuation methodologies utilized by the independent valuation firm in fair valuing the assets and liabilities of the businesses to be acquired. Also, provide a written consent from the independent valuation firm in your next amendment to Form S-1. Refer to Securities Act Rule 436.

9.   We note your response to prior comment 38. We also note the disclosures in Note 2b, c, d, e to the pro-forma financial statements that "[t]he value assigned to minority interest was determined through a calculation that multiplied the minority interest ownership percentage calculated on a fully diluted basis by a per share value. The per share value was determined using the enterprise value that will be used to purchase the business." Explain to us your basis in GAAP for adjusting in your purchase accounting the historic carrying value of minority interest.

10.   We note your response to prior comment 40 and the related disclosure in Note 3. Disclose, and explain to us, why you are using $350 million offering proceeds instead of $331 million you have disclosed elsewhere in the filing, when computing the pro forma EPS number.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 77

Overview, page 77

11.   We note your response to prior comments 43, 85 and 86. We reiterate our request that you provide a comprehensive, forward-looking discussion of the anticipated financial statement impact of the Management Services Agreement, LLC Agreement, and the Supplemental Put Agreement in MD&A. You should describe your accounting for these agreements and how you anticipate they will affect your financial condition and future results of operations.

Dividend and Distribution Policy, page 83

12.   We note your revision in response to prior comment 47. Revise to clarify your statement that you "intend to pursue a policy of making regular distributions on [y]our outstanding shares," by disclosing clearly how this intention will be constrained by your obligations to pay management fees and profit allocations to Compass Group Management. Also briefly disclose how this policy relates to the cash sweep obligations under the loans to your operating subsidiaries. Similarly revise to clarify your disclosure on page 44 so that these discussions briefly highlight the constraints on your ability to make distributions. This revised disclosure should be clear from its context and specific.

CBS Personnel, page 83

Nine Months Ended September 30, 2005 Compared to
Nine Months Ended September 30, 2004, page 84

13.   We note your revisions in response to prior comment 51. However, much of your disclosure under Results of Operations is still merely recitation of changes in line items from the financial statements or vague assertions of the intermediate effects of trends and uncertainties alone, without describing the reasons underlying these effects. Please revise to provide analysis of the reasons underlying the effects you identify and identify and quantify each material factor that contributes to a change in a reported result. Although we give specific examples below, we believe you should generally revise your Management's Discussion and Analysis and consider the guidance in SEC Release No. 33-8350.

Revenues, page 84

14.   We note your response to prior comment 52. However, the revisions, on pages 84 and 87 do not provide the detail and analysis requested and your response does not provide enough explanation for us to evaluate your reasons for not disclosing this information.

On page 84, you state that revenues increased "primarily due to both increased demand from new and existing customers and the acquisition of VSP." Provide more detail and analysis to clarify non-generically what the increased demand consisted of and discuss and analyze the reasons underlying this effect. For example, was the increased demand nationwide or in specific markets? Similarly revise your discussions of Revenues elsewhere in your Management's Discussion and Analysis.

Direct cost of revenues, page 85

15.   We note your response to prior comment 53. However, the revisions, on pages 85 and 87, are still not sufficiently detailed. You initially disclosed on page 86 that the direct cost of revenues increased "primarily due to the increase in revenues from the increased activity levels and from the acquisition of VSP." Rather than providing more detail about the areas in which activity levels increased, as requested, you instead revised to state simply that the direct cost of revenues increased "primarily due to increased revenues." Provide more detail regarding what types of activity you are referencing and the underlying reasons for their increase. Similarly revise your discussion of direct cost of revenues at pages 85, 87 and elsewhere in your Management's Discussion and Analysis.

Liquidity and Capital Resources, page 90

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine month ended September 30, 2004, page 90

16.   We note your response to prior comment 56. Although your response says "[w]e have revised the disclosure as requested," the blacklined copy of your amendment shows no revisions to this discussion. Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussions on pages 90, 100, 107, 114 and elsewhere to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. This discussion should permit investors to evaluate known trends and commitments for cash outlays. For example, the discussion should identify briefly, but clearly from its context, the intragroup debt obligations with enough detail for investors to evaluate the interactions between your presentation of financial results at both the individual business and the overall group levels. See Section IV of SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures about Market Risk, page 92

17.   We note your revision in response to prior comment 57, in which you indicate that you removed the reference to an interest rate swap agreement "as it is no longer necessary."

However, you still have substantially the same disclosure at page 117 and possibly at other locations in your registration statement. Please revise to provide more easily followed references than "the section entitled '—Other'" for the description of the interest rate swap agreement.

Business, page 118

Advanced Circuits, page 142

Industry, page 143

18.   We note your response to prior comment 70. Revise to disclose clearly your supplemental explanation of your references to competitive threats from Asian suppliers.

Silvue, page 150

Customers, page 155

19.   We note your response to prior comment 73 but disagree with your conclusion. The disclosure suggests that Silvue has a large, stable, lucrative, long-term customer relationship, but does not identify the other party to the relationship. Though the loss of this customer might not have a material effect on the company's overall financial statements, it would have a material effect on Silvue's operations. Identification of the other party is necessary for the reader to assess the significance of the existing disclosure.

Management Services Agreement, page 168

Offsetting Management Services Agreements, page 168

20.   We note your revisions in response to prior comment 79. Further revise to disclose more clearly that the offsetting management services agreements and the transaction services agreements may result in fees in addition to the 2% annual fee disclosed elsewhere. Similarly revise your risk factor disclosure on page 20 to assist investors in understanding that the risk is that the 2% fee you disclose on page 8 may be less than the amount of the aggregate fees you will pay the management company. Refer specifically to the 2% figure, rather than providing vague references to an amount "otherwise payable by the company." These discussions should be clear from their context. Also, your Summary reference at page 2 to management fees of 0.5% suggests that the fee is lower than the 2% annual fee you disclose on page 8. Generally revise as necessary to clearly disclose the rate of the fee on an annual basis.

Secondment of Our Chief Executive Officer and Chief Financial Officer, page 170

21.   We note your response to prior comment 81. However, the disclosure still seems to imply that the board has the power to remove your CEO. Since Mr. Massoud controls your manager, revise the disclosure here, and in the appropriate risk factor, to explain how the board anticipates ever severing ties with Mr. Massoud short of terminating the management services agreement.

Acquisition and Disposition Opportunities, page 170

22.   We note your revisions here and on page 17 to provide disclosure related to the conflict that results from your CEO's and the management company's discretion in evaluating acquisition candidates. Revise here and in the appropriate risk factor to identify more clearly the source of the conflict of interest. Also disclose more clearly what steps you will take to mitigate this conflict of interest.

Termination of Management Services Agreement, page 171

23.   We note your revisions and response to prior comment 83. Your response letter indicates that termination of the management services agreement will not affect obligations under the offsetting management services agreements or the transaction services agreement. Your disclosure indicates that you "expect" that you will be able to terminate the offsetting management services agreements and the transaction services agreements on 30 days written notice. Revise to disclose the source of uncertainty about your ability to terminate these agreements and disclose clearly whether or not termination fees, or similar fees, will be payable on termination of those agreements.

Management Fee, page 172

24.   We note your revisions in response to prior comment 85. Revise your tabular disclosure of a quarterly fee estimate on page 173 to make it more easily comparable to the pro forma amounts you disclose for three quarters on page 61. For example, disclose clearly that the $1.25 million fee you disclose represents 35% of the $10.7 million pro forma net income you disclose on page 61 if both figures are considered on an annualized basis. Since 35% is significantly greater than the 0.5% figure you disclose in the prospectus summary at page 2, revise the summary to disclose more prominently the fee as a percentage of net income. In this regard, investors will be more familiar with the concept of net income than with your privately-defined measurement of "adjusted net assets."

25.   Additionally, we do not agree with the reasons you advance in your response to prior comment 85 in support of your conclusion that it is inappropriate to provide investors with a single, easy to understand, tabular discussion of the intragroup payments and obligations to the management company. Revise to clarify how the management fee and the profit allocation operate by providing tabular disclosure of representative examples based on the amounts as they would be calculated as of the most recent practicable date. Revise to discuss the intra-group payments in a single location to assist investors in evaluating what portion of net income will remain for distribution to them after obligations to the management company are satisfied.

26.   We note your response to prior comments 85 and 86. Your response letter appears to state that management is unable to evaluate whether or not the fees under the management services agreement will continue to represent 35% of pro forma net income on an annualized basis. If true, disclose that prominently at the beginning of the Prospectus Summary. Alternatively, considering the significance of the management services agreements, offsetting management services agreements, transaction services agreements and any similar agreements, revise under Management's Discussion and Analysis to discuss and analyze historical and expected payments under the agreements, including those between your operating subsidiaries and Compass Group Investments and its affiliates. If you expect to engage in transactions that will materially alter your assets from those you have disclosed, which your response letter indicates would cause the current disclosure of your assets not to "provide a meaningful basis for analyzing expected payments to the manager," then revise to disclose those expected transactions. To aid investors in evaluating these payments, provide tabular disclosure for each of your four operating subsidiaries. See Section III.A of SEC Release No. 33-8350.

Certain Relationships and Related Party Transactions, page 176

Agreements Among CGI Affiliated Entities, page 177

27.   We note your revision and response to prior comment 90. Your response indicates that you "will file additional agreements, including various agreements referred to in the prospectus currently in place, with subsequent amendments." Your response and exhibit index, however, does not confirm that you intend to file the offsetting management services agreements and the transaction services agreements as exhibits, although your disclosure indicates that they are material agreements. You are required to file all material agreements, not just "various agreements referred to in the prospectus" as exhibits. File the offsetting management services agreements and the transaction services agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

28.   Describe in detail within your related party disclosures here and elsewhere, as applicable, the nature of the relationships among CGI, CGI Diversified Holdings LP, and Navco Management, Inc. Explain who controls whom and explain any relationships they may

have with the Company or any other related party. If the executive officers of Navco Management, Inc. have relationships with or have engaged in transactions with any of the other related parties, your should explain to readers in detail.

29.   Disclose under relationships with related parties that Mr. Day, the company's chairman of the board, also serves as chairman of the board of the Compass Group.

30.   Please clearly disclose the information provided in the last paragraph on page 18 of your response letter under this heading.

Description of Shares, page 181

Distributions, page 182

General, page 182

31.   We note your response to prior comment 92. Revise to state more clearly whether and how distributions will be paid to holders of management and non-management interests in the company. You should also revise, including in the organizational structure at page 7, to assist investors in evaluating what percentage of the equity interests and distribution rights are held by the various entities. Your current reference to distributions "in proportion to the capital contributions made to the company by the trust and the manager" is not sufficiently clear from its context to permit investors to evaluate the amounts of distribution rights held by the management company, Compass Group and its affiliates that will operate to reduce the amount of distributions to investors in this offering, in addition to the reductions due to various contractual rights under the management services agreements and similar agreements.

Amendment of the LLC Agreement, page 193

32.   We note your revision in response to prior comment 94. Revise to disclose more clearly, so that this disclosure is clear from its context, whether or not the board of directors of the LLC or any Compass Group Investments affiliates will have the power to amend the LLC agreement or other corporate charter documents without shareholder approval to modify shareholders' voting rights or the distribution provisions described in the prospectus.

Material U.S. Federal Income Tax Considerations, page 198

Status of the Trust, page 199

33.   We note your revisions in response to prior comment 96. Please revise to disclose more clearly what will be the consequences to shareholders if the trust is not characterized as a grantor trust and if the board dissolves the trust.

Tax Considerations for U.S. Holders, page 201

Allocation of Company Profits and Losses, page 201

34.   We note your response to prior comment 97. Your response letter does not provide enough factual and legal analysis of your situation for us to evaluate your assertion that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. The determination whether the allocations under the LLC agreement allocations "should" have substantial economic effect is a legal analysis, and if the consequences of such a determination is a material tax consideration to investors, then an opinion of tax counsel is required. Please advise in your response letter or revise accordingly.

Management Fees and Other Expenses, page 204

35.   We note your response to prior comment 98. Your response letter does not provide enough factual and legal analysis of your situation for us to evaluate your assertion that no tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. We disagree that the determination as to whether the company is deemed to be engaged in a trade or business is a factual determination. Such a determination is a legal conclusion that requires an analysis of the applicable facts. If the tax consequences of the company not being deemed to be engaged in a trade or business are material to investors, then a tax opinion of counsel is required. Please advise in your response letter or revise accordingly. Also clarify what will be the consequences to shareholders if the company "deduct[s] such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible." Disclose more clearly what will be the company-level and shareholder-level tax consequences.

Financial Statements, page F-1

General

36.   We note in your response to prior comment 101 that there are no shared expense arrangements. Please clarify in the financial statements of each of the businesses that neither the parent company nor any of its affiliates has paid any obligations of the business nor incurred any expense on behalf of the business. In addition, with respect to the management services agreements, explain to us why you believe the management services fees charged the businesses are reasonable. Pursuant to Question 2 of SAB Topic 1:B, please disclose in the notes to the financial statements management's assertion that this method of allocating expenses is reasonable.

37.   Disclose, and explain to us, how you intend to account for your obligation under the Supplemental Put Agreement.

38.   Disclose, and explain to us, how you intend to account for the manager's profit allocation in the period of a triggering event and in the periods prior to a triggering event. It appears it may be necessary to record an accrual for the company's obligation under SFAS No. 5 and FIN 14.

Compass Diversified Trust

39.   We note your response to prior comment 102. Please explain to us your consideration the substantive protective and participating rights of the manager under LLC agreement (as described on page 187) and the supplemental put agreements (as described on page 194) and other decision making rights such as the rights to appoint officers and the rights to approve transactions etc. in determining whether the trust or the manager should consolidate the Company. Refer to EITF 96-16 and EITF 04-05.

40.   We note your response to prior comment 103. It seems the manager's allocation interest in the company should be reflected as minority interest in the Trust's financial statements. Please tell us if this is so, and if not, explain to us why not.

* * * * *

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director